Mail Stop 3561

								            May 30, 2006

Mr. Robert M. Plante
Vice President and Chief Financial Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

		RE:	Suburban Propane Partners, L.P.
			Form 10-K for Fiscal Year Ended September 24, 2005
			Filed December 5, 2005
Forms 10-Q for Fiscal Quarters Ended December 24, 2005 and March
25,
2006
			File No. 1-14222

Dear Mr. Plante:

	We have reviewed your response letter dated May 12, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended September 24, 2005

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2.  Summary of Significant Accounting Policies, page F-9

Derivative Instruments and Hedging Activities, page F-9

1. We have read your response to prior comment 3 in our letter dated
April 28, 2006. We do not believe that you have justified classifying unrealized gains and losses on derivative instruments that are not designated as hedges as operating expenses and later reclassifying realized gains and losses to cost of products sold, when considering paragraphs 238 and 349-350 in the Basis for Conclusions to SFAS 133. Furthermore, we believe that reclassifying realized gains and losses essentially presents hedge accounting-like results in the line item for cost of products sold without applying the strict rules of hedge accounting. Please tell us your basis in
GAAP for your conclusions. We would not object to revision to your presentation on a future filings basis.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 in her absence, if you have questions regarding comments on the financial statements and related matters.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
Mr. Robert M. Plante
Suburban Propane Partners, L.P.
May 30, 2006
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